

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 9, 2009

Pierre Quilliam
Chairman and Chief Executive Officer
Silver Falcon Mining, Inc.
7322 Manatee Avenue West #299
Bradenton, FL 34209

Re: **Silver Falcon Mining, Inc.**
                    Registration Statement on Form 10
                    Filed August 17, 2009, as amended December 2, 2009
                    Form 10-Q for Fiscal Quarter Ended September 30, 2009
                    Filed November 30, 2009
                    File No. 0- 53765

Dear Mr. Quilliam:

        We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q

Item 4. Controls and Procedures

1. We note your statement that controls and procedures were inadequate due to a lack of financial resources. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please revise to address your officers' conclusions regarding the *effectiveness* of your disclosure controls and procedures. In addition, please disclose the specific steps that the company has taken, if any, to remediate the inadequacy.

Closing comments

        As appropriate, please amend your filing and respond to these comments within

Pierre Quilliam
Silver Falcon Mining, Inc.
December 9, 2009
Page 2

10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Robert Mottern
        Fax: (678) 840-2126